UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
July 31, 2015
Commission File Number 001-15244
CREDIT SUISSE GROUP AG
(Translation of registrant’s name into English)
Paradeplatz 8, CH 8001 Zurich, Switzerland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F.
   Form 20-F      Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Introduction
On July 31, 2015, the Credit Suisse Financial Report 2Q15 was published. A copy of the Financial Report is attached as an exhibit to this report on Form 6-K. This report on Form 6-K (including the exhibits hereto) is hereby (i) incorporated by reference into the Registration Statement on Form F-3 (file no. 333-202913) and the Registration Statement on Form S-8 (file no. 333-101259), and (ii) shall be deemed to be “filed” for purposes of the Securities Exchange Act of 1934, as amended, except, in the case of both (i) and (ii), the sections of the attached Financial Report entitled “Dear shareholders”, “Investor information” and “Financial calendar and contacts”.
Credit Suisse Group AG files an annual report on Form 20-F and furnishes or files quarterly reports, including unaudited interim financial information, and other reports on Form 6-K with the US Securities and Exchange Commission (SEC) pursuant to the requirements of the Securities Exchange Act of 1934, as amended. The SEC reports of Credit Suisse Group AG are available to the public over the internet at the SEC’s website at www.sec.gov and from the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 (telephone 1-800-SEC-0330). Credit Suisse Group AG’s SEC reports are also available under “Investor Relations” on its website at www.credit-suisse.com and at the offices of the New York Stock Exchange, 20 Broad Street, New York, NY 10005.
Unless the context otherwise requires, references herein to “Credit Suisse Group,” “Credit Suisse,” “the Group,” “we,” “us” and “our” mean Credit Suisse Group AG and its consolidated subsidiaries and the term “the Bank” means Credit Suisse AG, the Swiss bank subsidiary of the Group, and its consolidated subsidiaries.
SEC regulations require certain information to be included in registration statements relating to securities offerings. Such additional information about the Group is included in this report on Form 6-K, which should be read together with the Group’s annual report on Form 20-F for the year ended December 31, 2014 (Credit Suisse 2014 20-F), the financial report for the first quarter of 2015, furnished to or filed with the SEC on Form 6-K on April 30, 2015, and the financial report for the second quarter of 2015, furnished to or filed with the SEC as Exhibit 99.1 hereto.
References herein to “CHF” are to Swiss francs.
Forward-looking statements
This Form 6-K and the information incorporated by reference in this Form 6-K include statements that constitute forward-looking statements. In addition, in the future the Group and others on its behalf may make statements that constitute forward-looking statements.
When evaluating forward-looking statements, you should carefully consider the cautionary statement regarding forward-looking information, the risk factors and other information set forth in the Credit Suisse 2014 20-F, and subsequent annual reports on Form 20-F filed by the Group with the SEC and the Group’s reports on Form 6-K furnished to or filed with the SEC, and other uncertainties and events.

Operating and financial review and prospects
SEC regulations require that a discussion of the results for the first six months of the current year compared to the first six months of the previous year be included in registration statements relating to securities offerings. The following discussion of the Group’s results for the six months ended June 30, 2015 (6M15) compared to the six months ended June 30, 2014 (6M14) supplements, and should be read in conjunction with, the Group’s financial reports for the first and second quarters of 2015. The Group’s financial report for the second quarter of 2015 (Credit Suisse Financial Report 2Q15), filed as Exhibit 99.1 hereto, includes unaudited financial information for 6M15 and 6M14.
Credit Suisse
For 6M15, we recorded net income attributable to shareholders of CHF 2,105 million, compared to net income attributable to shareholders of CHF 159 million in 6M14.
Core Results
Core Results include the results of our two segments, the Corporate Center and discontinued operations. Core Results exclude revenues and expenses in respect of noncontrolling interests in which we do not have significant economic interests (SEI). The Corporate Center includes parent company operations such as Group financing, expenses for projects sponsored by the Group and certain expenses and revenues that have not been allocated to the segments. In addition, the Corporate Center includes consolidation and elimination adjustments required to eliminate intercompany revenues and expenses.
Core Results revenues are impacted by changes in credit spreads on our fair-valued long-term vanilla debt and debit valuation adjustments relating to certain structured notes liabilities carried at fair value. Core results are also impacted by fair valuation gains/(losses) on stand-alone derivatives relating to certain of our funding liabilities and reflect the volatility of cross-currency swaps and yield curve volatility. Our Core Results reflect these changes in the Corporate Center.
In managing the business, revenues are evaluated in the aggregate, including an assessment of trading gains and losses and the related interest income and expense from financing and hedging positions. For this reason, individual revenue categories may not be indicative of performance.
Certain reclassifications have been made to prior periods to conform to the current presentation.

Credit Suisse and Core Results
	Core Results		Noncontrolling Interests without SEI		Credit Suisse
in	6M15	6M14	6M15	6M14	6M15	6M14
Statements of operations (CHF million)
Net interest income	5,027	4,773	(6)	(9)	5,021	4,764
Commissions and fees	6,241	6,587	(3)	(3)	6,238	6,584
Trading revenues	1,877	816	11	19	1,888	835
Other revenues	469	726	(14)	383	455	1,109
Net revenues	13,614	12,902	(12)	390	13,602	13,292
Provision for credit losses	81	52	0	0	81	52
Compensation and benefits	5,888	5,946	2	20	5,890	5,966
General and administrative expenses	3,663	5,128	3	3	3,666	5,131
Commission expenses	798	746	0	0	798	746
Total other operating expenses	4,461	5,874	3	3	4,464	5,877
Total operating expenses	10,349	11,820	5	23	10,354	11,843
Income/(loss) from continuing operations before taxes	3,184	1,030	(17)	367	3,167	1,397
Income tax expense	1,067	850	0	0	1,067	850
Income/(loss) from continuing operations	2,117	180	(17)	367	2,100	547
Income from discontinuing operations	0	6	0	0	0	6
Net income/(loss)	2,117	186	(17)	367	2,100	553
Net income/(loss) attributable to noncontrolling interests	12	27	(17)	367	(5)	394
Net income attributable to shareholders	2,105	159	–	–	2,105	159
Strategic and non-strategic results
	Strategic results		Non-strategic results		Core Results
in / end of	6M15	6M14	6M15	6M14	6M15	6M14
Statements of operations (CHF million)
Net revenues	13,348	12,839	266	63	13,614	12,902
Provision for credit losses	64	43	17	9	81	52
Compensation and benefits	5,644	5,501	244	445	5,888	5,946
Total other operating expenses	4,006	3,576	455	2,298	4,461	5,874
Total operating expenses	9,650	9,077	699	2,743	10,349	11,820
Income/(loss) from continuing operations before taxes	3,634	3,719	(450)	(2,689)	3,184	1,030
Income tax expense/(benefit)	969	1,000	98	(150)	1,067	850
Income/(loss) from continuing operations	2,665	2,719	(548)	(2,539)	2,117	180
Income from discontinued operations	0	0	0	6	0	6
Net income/(loss)	2,665	2,719	(548)	(2,533)	2,117	186
Net income attributable to noncontrolling interests	12	27	0	0	12	27
Net income/(loss) attributable to shareholders	2,653	2,692	(548)	(2,533)	2,105	159

Results summary
In 6M15, we recorded net income attributable to shareholders of CHF 2,105 million, compared to CHF 159 million in 6M14. Net revenues were CHF 13,614 million compared to CHF 12,902 million in 6M14. Total operating expenses were CHF 10,349 million, down 12%.
In 6M15, Private Banking & Wealth Management reported income before taxes of CHF 1,771 million and net revenues of CHF 6,124 million.
In 6M15, the strategic businesses for Private Banking & Wealth Management reported income before taxes of CHF 1,939 million and net revenues of CHF 6,061 million. Compared to 6M14, net revenues increased 2% reflecting higher net interest income and higher transaction- and performance-based revenues, partially offset by lower recurring commissions and fees. Net interest income increased compared to 6M14, mainly driven by significantly higher loan margins on higher average loan volumes partially offset by significantly lower deposit margins on higher average deposit volumes. Transaction- and performance-based revenues increased reflecting higher sales and trading revenues, fees from foreign exchange client business and equity participations income, partially offset by lower performance fees and carried interest and lower corporate advisory fees related to integrated solutions. Lower recurring commissions and fees reflected decreased asset management fees, banking services fees and security account and custody services fees, partially offset by higher discretionary mandate management fees and higher revenues from wealth structuring solutions. Total operating expenses were stable compared to 6M14, with stable compensation and benefits and stable general and administrative expenses.
The Wealth Management Clients business in 6M15 reported pre-tax income of CHF 1,305 million and net revenues of CHF 4,308 million. Net revenues increased 5% compared to 6M14, with higher net interest income and higher transaction- and performance-based revenues, partially offset by slightly lower recurring commissions and fees. Higher net interest income reflected higher loan margins on higher average loan volumes partially offset by lower deposit margins on slightly higher average deposit volumes. Transaction- and performance-based revenues increased, mainly reflecting higher fees from foreign exchange client business, sales and trading revenues and performance fees, partially offset by lower corporate advisory fees related to integrated solutions and lower brokerage and product issuing fees. Recurring commissions and fees were slightly lower, driven by lower banking services fees, investment product management fees and security account and custody services fees, partially offset by higher discretionary mandate management fees and revenues from wealth structuring solutions.
The Corporate & Institutional Clients business in 6M15 reported pre-tax income of CHF 474 million and net revenues of CHF 992 million. Net revenues increased 3% compared to 6M14, driven by higher transaction- and performance-based revenues and improved other revenues, partially offset by slightly lower net interest income. The increase in transaction- and performance-based revenues mainly reflected higher sales and trading revenues, partially offset by lower corporate advisory fees related to integrated solutions. Improved other revenues mainly reflected a higher fair value loss on the Clock Finance transaction in 6M14. The decrease in net interest income reflected significantly lower deposit margins on higher average deposit volumes partially offset by significantly higher loan margins on higher average loan volumes. Recurring commissions and fees were stable, mainly reflecting higher investment product management fees offset by lower revenues from wealth structuring solutions.
The Asset Management business in 6M15 reported pre-tax income of CHF 160 million and net revenues of CHF 761 million. Net revenues were lower compared to 6M14, mainly driven by lower fee-based revenues. Fee-based revenues decreased reflecting lower asset management fees, lower performance fees from single manager hedge funds and lower carried interest, partially offset by higher equity participations income. The decrease in asset management fees reflected the absence of asset management fees from Hedging-Griffo following the change in fund management from Hedging-Griffo to a new venture in Brazil, Verde Asset Management, in which Credit Suisse has a significant investment.
At the end of 6M15, Private Banking & Wealth Management strategic businesses reported risk-weighted assets of CHF 101.3 billion, an increase of CHF 4.5 billion compared to the end of 6M14. The increase was driven by methodology changes and market movements, partially offset by business reductions. Leverage exposure was CHF 376.3 billion as of the end of 6M15.
In 6M15, the non-strategic businesses for Private Banking & Wealth Management reported a loss before taxes of CHF 168 million, primarily reflecting the continued winding down of non-strategic operations and costs to meet requirements related to the settlements with US authorities regarding the US cross-border matters. At the end of 6M15, Private Banking & Wealth Management non-strategic businesses reported risk-weighted assets of CHF 4.5 billion, CHF 2.3 billion lower compared to the end of 6M14 due to the continued progress in winding down the non-strategic portfolio. Leverage exposure was CHF 3.9 billion as of the end of 6M15.

In 6M15, Investment Banking reported income before taxes of CHF 1,560 million and net revenues of CHF 6,964 million.
In 6M15, the Investment Banking strategic businesses reported income before taxes of CHF 2,025 million and net revenues of CHF 7,175 million. Compared to 6M14, net revenues increased 4%, primarily reflecting higher results in our equity and fixed income sales and trading businesses. Equity sales and trading revenues increased 15% compared to 6M14, with revenue growth across all businesses, reflecting increased activity in Asia Pacific and sustained market shares. Fixed income sales and trading revenues increased 3% compared to 6M14, driven by improved client activity in global macro products and strong securitized products performance, reflecting robust growth in our asset finance franchise and higher revenues in our emerging markets business due to increased trading activity in EMEA and APAC. These increases in fixed income sales and trading revenues were partially offset by lower global credit products revenues as a slowdown in leveraged finance underwriting activity, particularly in the US, resulted in weaker trading performance. Underwriting and advisory revenues declined 12% compared to 6M14, primarily due to a weak 1Q15 performance across products. Debt and equity underwriting revenues declined reflecting lower industry activity while advisory was stable. Results in 6M15 were impacted by the weakening of the average rate of the Swiss franc against the US dollar, which positively impacted revenues, but adversely impacted expenses. Compared to 6M14, revenues increased 4% and total operating expenses increased 8% in Swiss francs, while revenues decreased 2% and total operating expenses increased 2% in US dollars.
In Swiss francs, compensation and benefits increased 3%, reflecting the foreign exchange impact of the weakening of the Swiss franc compared to the US dollar. Expenses in US dollars decreased 3% primarily due to lower discretionary compensation and lower deferred compensation expenses from prior-year awards. Additionally, total other operating expenses increased 17% in Swiss francs, driven by increased investments in our risk, regulatory and compliance infrastructure and higher commission expenses, litigation provisions and indirect taxes.
As of the end of 6M15, Investment Banking strategic businesses reported risk-weighted assets of USD 158.2 billion, down USD 8.0 billion compared to the end of 6M14. Leverage exposure was USD 634.9 billion as of the end of 6M15.
The Investment Banking non-strategic businesses in 6M15 reported a loss before taxes of CHF 465 million and net revenue losses of CHF 211million compared to a loss before taxes of CHF 591 million and net revenue losses of CHF 162 million in 6M14. Negative net revenues increased due to increased portfolio and other valuation adjustments and the positive impact on 6M14 results from net valuation gains and lower trading losses. Total operating expenses declined 41% compared to 6M14, primarily due to lower litigation provisions. As of the end of 2Q15, Investment Banking non-strategic businesses reported risk-weighted assets of USD 8.7 billion, down USD 5.7 billion compared to the end of 6M14. Leverage exposure was USD 40.4 billion as of the end of 6M15.
Corporate Center loss before taxes was CHF 147 million in 6M15. The loss included IT architecture simplification expenses of CHF 132 million, business realignment costs of CHF 115 million and fair value gains from movements in own credit spreads of CHF 385 million. Fair value gains arose from the widening of credit spreads on senior and subordinated debt across most currencies. In 6M14, Corporate Center loss before taxes of CHF 812 million included business realignment costs of CHF 198 million, IT architecture simplification expenses of CHF 142 million and fair value losses on own credit spreads of CHF 130 million.
Provision for credit losses were net provisions of CHF 81 million in 6M15, with net provisions of CHF 73 million in Private Banking & Wealth Management and CHF 8 million in Investment Banking.
Total operating expenses of CHF 10,349 million were down 12% compared to 6M14, primarily reflecting 29% lower general and administrative expenses. In strategic businesses, total operating expenses of CHF 9,650 million increased 6% compared to 6M14, mainly reflecting a 13% increase in general and administrative expenses and a 3% increase in compensation and benefits. In non-strategic businesses, total operating expenses of CHF 699 million decreased 75% compared to 6M14, reflecting the charge of CHF 1,618 million relating to the settlements with US authorities regarding the US cross-border matters recognized in the non-strategic results of the Private Banking & Wealth Management division in 6M14.
The effective tax rate was 33.5% in 6M15, mainly reflecting the impact of the geographical mix of results and the effect of a New York City tax law change. This change in tax law required a remeasurement and decrease of existing deferred tax assets arising from timing differences and resulted in an additional tax charge of CHF 189 million. Overall, net deferred tax assets decreased CHF 996 million to CHF 5,034 million as of the end of 6M15 compared to 2014.

Condensed consolidated financial statements
Please refer to III –Condensed consolidated financial statements – unaudited in the Credit Suisse Financial Report 1Q15 and 2Q15.

Exhibits
No. Description
12.1 Ratio of earnings to fixed charges
23.1 Letter regarding unaudited financial information from the Independent Registered Public Accounting Firm
99.1 Credit Suisse Financial Report 2Q15
101.1 Interactive data files (XBRL-related documents) – Credit Suisse Group AG

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
CREDIT SUISSE GROUP AG
(Registrant)
Date: July 31, 2015
By:
/s/ Tidjane Thiam
      Tidjane Thiam
      Chief Executive Officer
By:
/s/ David R. Mathers
      David R. Mathers
      Chief Financial Officer